Exhibit (d)(3)

Githesh Ramamurthy

910 Pine Tree Lane

Winnetka, IL 60093

September 21, 2005

Cougar Holdings, Inc.

c/o Gibson, Dunn & Crutcher, LLP

200 Park Avenue, 47th Floor

New York, NY 10166

Attn: Christian McCollum

To Whom It May Concern:

In order to induce you to enter into the Agreement and Plan of Merger, dated as of September 21, 2005, by and among CCC Information Services Group, Inc., Cougar Merger Sub, Inc. and you (the “Merger Agreement”), I hereby agree to enter into, on or before the date of the closing of the transactions contemplated by the Merger Agreement, definitive agreements, including without limitation, employment, stock option and stock subscription (rollover) agreements that are consistent with your offer set forth in the Management Arrangements Term Sheet attached hereto as Exhibit A, as well as other customary terms. I acknowledge that you will be relying on my agreement contained herein to accept such offer in entering into the Merger Agreement.

Sincerely,

/S/ GITHESH RAMAMURTHY
Githesh Ramamurthy

MANAGEMENT ARRANGEMENTS

TERM SHEET

Company: Cougar

Name of Executive: Githesh Ramamurthy

Position: Chief Executive Officer

INTRODUCTION

This term sheet is intended to summarize certain principal terms of executive compensation and stock participation matters for the Executive named above to be implemented in connection with the consummation of the acquisition of Cougar (the “Merger”) by a newly-formed entity organized by Investcorp.

ROLLOVER EQUITY

Executive will rollover 226,415 of Executive existing Cougar shares into the new capital structure at the same price per new share that is being paid by Investcorp, and in the same entity, and otherwise on terms to be mutually agreed upon. It is intended that the rollover of shares be treated as part of a capital contribution transaction under Section 351 of the Internal Revenue Code (the “Code”). The new shares will have one vote per share and represent the same percentage ownership interest per share as Investcorp’s shares; it being understood that Investcorp will be purchasing a combination of non-voting shares and voting shares, which voting shares will have in the aggregate the number of votes that is approximately equal to the total number of Investcorp’s shares.

NEW STOCK OPTIONS

Tranche A Options

Option Pool:	11% of fully diluted common stock (before warrants and other equity issued or issuable to third party debt/preferred sources and excluding Tranche B options), of which 80% will be allocated initially to senior management and 20% will be reserved for future grant.

Number of Options to be Granted to Executive:	3.5% of fully diluted common stock (before warrants and other equity issued or issuable to third party debt/preferred sources and excluding Tranche B options).

Exercise Price:	Per share price paid by Investcorp.

Term:	7 years and 30 days.

Vesting:

(a)    Up to 20% per year (the “Annual Portion”) for 5 years, based upon achievement of the EBITDA performance targets in five-year projections prepared by Management. Options that do not vest in any year may vest in any subsequent year within such five-year period based upon cumulative results.

(b)    Upon an Initial Public Offering (“IPO”), options that are unvested as of the IPO closing date shall thereafter vest ratably at the end of each of the following three anniversaries of the closing of the IPO.

(c)    Upon a sale of the Company prior to an IPO (i) 50% of unvested options will vest if, in connection with such sale, Investcorp realizes at least a 10% annual internal rate of return on a fully-diluted basis, (ii) 100% of unvested options will vest if, in connection with such sale, Investcorp realizes at least a 20% annual internal rate of return on a fully-diluted basis and (iii) if, in connection with such sale, Investcorp realizes between a 10% and 20% internal rate of return on a fully diluted basis a proportionate amount between 50% and 100% of unvested options will vest.

(d)    Any options remaining unvested will vest 7 years from grant (without regard to any performance targets).

Effect of Termination of Employment:	Options are subject to early termination per Schedule A.

Tranche B Options

Option Pool:	10% of fully diluted common stock (before warrants and other equity issued or issuable to third party debt/preferred sources), of which 80% will be allocated initially to senior management and 20% will be reserved for future grant.

Number of Tranche B Options to be Granted to Executive:	3.5% of fully diluted common stock (before warrants and other equity issued or issuable to third party debt/preferred sources).

Exercise Price:	2.44 x the per share price paid by Investcorp.

Term:	7 years and 30 days.

Vesting:	100% upon the earlier of a sale of the Company and the fourth anniversary of the grant date.

Effect of Termination of Employment:	Options are subject to early termination per Schedule A.

CALL OPTION

Applicability:	Applies to rollover shares and option shares.

Call:	Company or its assignee may call shares upon any termination of employment prior to an IPO per Schedule B. If exercised, call price payable in cash.

FMV:	Determined in good faith by the Company’s board of directors, based upon a valuation of the entire Company. In the event Executive disagrees with such valuation, fair market value will be determined by a mutually acceptable third party appraiser with the expenses of such third party appraiser to be shared equally.

Cost:	In the case of new options, Cost is equal to the exercise price of such options, which, for options granted at the time of the closing of the Merger, shall be equal to the per share price paid by Investcorp.

PUT OPTION

Applicability:	Applies to 50% of rollover shares only.

Put:	Executive may put shares upon any termination of employment prior to an IPO per Schedule C. If exercised, put price payable in cash or, if cash is not then permitted under the terms of the Company’s financing arrangements, in the form of a subordinated note or other instrument, if any, permitted thereunder and having such terms as shall be agreed upon following finalization of the Company’s financing arrangements.

FMV:	Determined in good faith by the Company’s board of directors, based upon a valuation of the entire Company. In the event Executive disagrees with such valuation, fair market value will be determined by a mutually acceptable third party appraiser with the expenses of such third party appraiser to be shared equally.

OTHER PROVISIONS

Withholding:	Tax withholding obligations may be satisfied by having option shares withheld upon exercise.

Tag/Drag Rights:	The rollover shares and option shares will have the right to participate pro rata in a sale of the Company and Investcorp will have the right to require such participation. These tag/drag rights expire upon an IPO.

Restrictions on Transfer:	Prior to an IPO, rollover shares and option shares will be subject to restrictions on transfer with reasonable flexibility for estate planning purposes.

IPO and Secondary Offerings:	Management holders of rollover shares, options and option shares will be subject to customary underwriter lock-up arrangements for the IPO and secondary offerings.

EMPLOYMENT AGREEMENT

New Agreement:	Executive will enter into an employment agreement, which will supersede any existing employment agreement.

Title:	Same as Executive’s current employment agreement.

Term:	Three years; subject to earlier termination. Annual renewal unless prior notice. The Company’s failure to renew will be treated as a termination by the Company without Cause.

Base Salary:	Executive will continue to earn his current Base Salary. (Amounts may be increased by the board of directors in its discretion.)

Annual Bonus:	Performance-based, up to a percentage of Base Salary not lower than the current bonus opportunity; performance goals to be mutually acceptable.

Employee Benefits:	Executive will be entitled to participate in benefits generally made available to senior executives as in effect from time to time.

Termination:	Employment may be terminated by the Company without obligation for severance only for Cause. Executive may terminate employment upon 30 days’ notice. Termination by the Company without Cause (or by Executive for Good Reason) results in severance as described below.

Cause:	Same as Executive’s current employment agreement.

Good Reason:	Same as Executive’s current employment agreement (except that a change of control event will not constitute Good Reason).

Voluntary Resignation:	Executive must give 30 days notice.

Severance:

Payable if the Company terminates employment without Cause or if Executive terminates for Good Reason.

Cash severance payments equal to 18 months base salary and target bonus, subject to compliance with noncompetition and nonsolicitation covenants and execution of general release, provided that such release shall not release Executive’s rights as a stockholder of the Company or right to indemnity as a director or officer of the Company. Executive will also receive salary, bonus and vacation accrued through the date of termination.

280G	In the event that Executive receives excess parachute payments within the meaning of Section 280G of the Code, and would be subject to an excise tax under Section 4999 of the Code in connection with the Merger, whether such payments are received prior to or following the Merger, and the Company and Investcorp do not otherwise take appropriate action to protect Executive from the imposition of any such excise tax under Section 4999 of the Code as a result of any such excess parachute payment under Section 280G of the Code, then the gross-up provisions contained in the Executive’s current employment agreement will apply.

SCHEDULE A

Termination Event	Unvested Options Terminate	Vested Options Terminate
Executive terminated by Company for Cause(1)	Immediately	Immediately

Executive quits without Good Reason(1)	Immediately	90 days after terminating event(2)

Executive quits with Good Reason(1)	Immediately(3)	One year after terminating event(2)

Executive terminated by the Company without Cause(1)	Immediately(3)	One year after terminating event(2)

Death or disability	Immediately(3)	One year after terminating event(2)

(1)	“Cause” and “Good Reason” will be as defined in Executive’s current employment contract (except that a change of control event will not be a Good Reason event.)

(2)	Subject to (3) below, the options are exercisable only to the extent exercisable on the day of the terminating event.

(3)	A pro rata portion (equal to the ratio the number of days elapsed in such year prior to termination bears to 365) of the Annual Portion for such year will vest at the end of such year if the targets for such year are met.

SCHEDULE B

Call Provision	Call Price
	If Within 3 Years	If After 3 Years

Executive terminated without Cause	FMV	FMV

Executive leaves with Good Reason	FMV	FMV

Executive leaves without Good Reason	Lower of Cost or FMV for option shares; FMV for rollover shares	FMV

Executive is terminated for Cause	Lower of Cost or FMV for option shares; FMV for rollover shares	Lower of Cost or FMV; FMV for Rollover shares

Death, disability, retirement	FMV	FMV

SCHEDULE C

Put Provision	Put Price
	If Within 3 Years	If After 3 Years

Executive terminated without Cause	FMV	FMV

Executive leaves with Good Reason	FMV	FMV

Executive leaves without Good Reason	Lower of Cost or FMV	FMV

Executive is terminated for Cause	No Put	No Put

Death, disability, retirement	FMV	FMV